

PLAS2FUEL
OIL MARKETING AND DISTRIBUTION AGREEMENT

This Oil Marketing and Distribution Agreement (the "***Agreement***") is made as of this 12th day of December, 2009, by and between Plas2Fuel, ("***Plas2Fuel***") or a subsidiary of Plas2Fuel, and Green Enviro Tech Corporation ("***Producer***").

BACKGROUND FACTS

A. Producer has entered into both an Equipment Purchase and Installation Agreement including a License Agreement with Plas2Fuel for the purchase, installation and operation of a system that converts mixed waste plastics into synthetic oil (the "***Plant***"); and

B. Producer has agreed, on an exclusive basis, to provide to Plas2Fuel the synthetic oil generated by the Plant and meeting the specifications set forth on the attached **Schedule B**, as the same may change from time to time (the "***Oil***"), and Plas2Fuel has agreed to broker the Oil for sale to third-Parties for a percentage based fee on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the promises and mutual covenants and conditions contained herein, and in consideration of the background facts set forth above and made a part of this Agreement, Producer and Plas2Fuel agree as follows:

1. DATE OF FIRST DELIVERY NOTICE & PRODUCT AVAILABLE FOR DISTRIBUTION

1.1 **Notice Dates.** Producer shall provide Plas2Fuel with written notice seven (7) days prior to the Date of First Delivery of Producer's Oil.

1.2 **Delivery Schedule and Delivery Estimates.** On or before the Date of First Delivery, the Parties shall mutually agree on a three month rolling schedule, including dates and estimated times, during the Term whereby Plas2Fuel can cause Delivery of the Oil to occur. No less than thirty-six (36) hours prior to each such scheduled time of Delivery, Producer shall provide Plas2Fuel a best estimate of the amount of Oil production Producer estimates to Deliver to Plas2Fuel on the next scheduled Delivery date. Further, after the Date of First Delivery, Producer shall provide monthly notices to Plas2Fuel, by the 20th of each month, estimating the **[daily, weekly]** production for the next three (3) month period beginning the first month following the date of the last estimate. Producer shall promptly notify Plas2Fuel of any adjustments to the Oil production schedule that has been most recently given to Plas2Fuel.

2. TERM; TERMINATION

2.1 **Initial Term; Renewal.** Unless terminated earlier in accordance with this Agreement, the initial term of the Agreement shall be for a term, beginning on the Effective Date (the "***Initial Term***") and ending on the fifth (5th) anniversary of the Effective Date. The Initial Term shall be followed by renewal terms (the "***Renewal Terms***") of one (1) year that renew automatically unless notice is given by either Party at least ninety (90) days prior to the end of the current term.

2.2 **Termination During Initial Term.** This Agreement may not be terminated during the Initial Term unless pursuant to the provision of Sections 2.3, 2.4, 16.1 or this Section 2.2 and shall otherwise continue after the Initial Term unless (i) terminated pursuant to Sections 2.3, 2.4, 16.1 or this Section 2.2 or (ii) not renewed pursuant to Section 2.1.

2.3 **Termination by Producer Due to Plas2Fuel Insolvency.** If Plas2Fuel (i) becomes insolvent or suffers the filing of a petition of bankruptcy, executes an assignment for the benefit of creditors, or becomes the subject of any insolvency proceedings of any nature, or (ii) fails to take and pay for Oil as prescribed in this Agreement, then, in addition to any other rights and remedies Producer may have, Producer shall have the right to immediately terminate this Agreement by written notice.

2.4 **Termination By Plas2Fuel Due to Producer Insolvency.** If Producer (i) becomes insolvent or suffers the filing of a petition of bankruptcy, executes an assignment for the benefit of creditors, or becomes the subject of any insolvency proceeding of any nature; or (ii) fails to deliver Oil as prescribed in this Agreement, then, in addition to any other rights and remedies Plas2Fuel may have, Plas2Fuel shall have the right to immediately terminate this Agreement by written notice.

3. PURCHASE AND DELIVERY OBLIGATIONS

3.1 **Brokering of Oil Production.** Subject to the provisions of this Agreement, Producer shall, on and exclusive basis, make available for Delivery and Plas2Fuel shall take Delivery thereof in accordance with Section 5.1 one hundred percent (100%) of the Oil produced by the Plant for Plas2Fuel's distribution and sale to third party customers of Plas2Fuel.

3.2 **Access To Delivery Point.** Plas2Fuel shall be given reasonable access to the point or flange where the Oil transfers from the Producer to the truck (the *"Delivery Points(s)"*) at the Plant during normal business hours upon reasonable prior notice; provided that Plas2Fuel's access shall be without disruption to Producer's business operations at the Plant. Plas2Fuel will provide Producer with pickup schedules and shall be responsible for the provision of trucks for purposes of transporting of the Oil. Producer shall handle and supervise the loading of the Oil at the Delivery Point, prepare the necessary delivery documentation and generally be responsible for all matters ancillary to such activities. All equipment necessary to load the trucks at the Delivery Point shall be supplied by Producer without charge to Plas2Fuel.

3.3 **Exclusivity.** Subject to Section 5.3, Plas2Fuel shall have the exclusive right to market and distribute all of the Oil produced at the Plant.

4. CONSIDERATION

4.1 **Brokerage Fee.** Plas2Fuel shall be compensated by Producer for the services provided hereunder as specified in **Schedule C** attached hereto (the *"Commission"*).

5. QUANTITY

5.1 **Uniform Weekly Deliveries.** Except as may otherwise be agreed upon in writing by the Parties, Producer shall deliver the Oil and Plas2Fuel shall take Delivery of Oil at the Delivery Point(s) at uniform weekly rates, as nearly as practicable such that the Oil delivered in any one month shall approximately equal one twelfth $(1/12^{th})$ of Producer's estimated annual Oil production. Except as otherwise set forth herein, Plas2Fuel shall be obligated to take Delivery of, and to pay for in accordance with Section 10, all quantities of Oil tendered for Delivery by Producer and accepted by Plas2Fuel.

5.2 **Quantity Measurement.** The quantity of Oil Delivered to Plas2Fuel by Producer from the Plant shall be established as set forth in the attached **Schedule D**. The outbound meter tickets shall be a general indicator of the quantity of Oil being transported. The quantity used for determining the Commission shall be that as specified in **Schedule D**. Producer shall provide copies of meter tickets when requested by Plas2Fuel.



5.3   **Storage Capacity.** Plas2Fuel acknowledges that Producer has only limited storage capacity as set forth in Section 9.1 and if at any time the Oil stored in Producer's storage tanks uses more than 90% of Producer's total storage capacity, then Producer shall be entitled by written notice to Plas2Fuel to suspend the exclusivity of Plas2Fuel's agency for the marketing and distribution of the Oil hereunder and Producer shall be entitled to market and sell its Oil by any means it chooses until such time as Producer's stored Oil uses less than 80% of Producer's total storage capacity, at which time the exclusivity of Plas2Fuel's agency hereunder shall be restored with respect to all unsold Oil produced by Producer. Notwithstanding the forgoing, Plas2fuel may at anytime during the term of this Agreement, upon written notice to Producer, waive its right to be Producers exclusive agent hereunder.

6. QUALITY

6.1   **Specification Requirement.** Producer shall deliver Oil to Plas2Fuel under this Agreement that meets the specification set forth in **Schedule B**, which may be modified from time to time by Plas2Fuel.

6.2   Responsibility For Off-Specification Oil. If the Oil Delivered by Producer does not meet the specifications set forth in **Schedule B** when Delivered by Producer to the transportation vehicles, or does not meet end user quality requirements and quality claims arise as a result thereof, such quality claims will be administered by Plas2Fuel with consent of Producer. Such claims shall be solely for Producer's account and Plas2Fuel shall not be responsible in any manner whatsoever for such claims.

6.3   **Maintenance of Samples.** Producer shall take two 16 ounce, back-to-back grab samples from each delivery and affix original custody seals to each sample. Both samples will be identically numbered before the delivery vehicle leaves the Delivery Point premises. Producer will label these samples to include date of shipment and the truck number. Producer will retain one sample for three (3) months and shall send one such sample to Plas2Fuel immediately upon Plas2Fuel's written request therefore.

7. PRICE

7.1   **Determination of Price.** Plas2Fuel shall pay to Producer for each barrel of Oil Delivered (determined in accordance with Section 5.2), that certain sum of money (the *"Purchase Price"*) equal to the Net Price minus the Commission. *"Net Price"* shall mean the price per barrel of Oil invoiced by Plas2Fuel to its unaffiliated third-party customers, less applicable costs, including, but not be limited to, all applicable freight charges from Delivery Point to destination, accessorial charges, fuel surcharges and excess empty mileage charges, and Taxes incurred by Plas2Fuel as related to the sale of the Oil.

7.2   **Environmental Attributes.** Plas2Fuel is entitled to all Environmental Attributes attributable to the Facility for the Contract Term. *"Environmental Attributes"* as used hereunder means any and all credits, benefits, reductions, offsets and other beneficial allowances, howsoever named or referred to, with respect to any and all fuel, emissions, air quality, or other environmental characteristics, resulting from or attributable to the sale or distribution of Oil during the Term and in which Producer has property rights or will have property rights upon such attributes coming into existence for such term.

7.3   **Payment of Taxes.** Producer shall pay or cause to be paid all valid levies, assessments, duties, rates and taxes (together *"Taxes"*) assessed on Oil prior to the Delivery of the Oil at the Delivery Point. Plas2Fuel shall pay or cause to be paid all Taxes imposed on the Oil or sale of Oil after the Delivery of the Oil at the Delivery Point. If any Taxes are imposed on and paid by Plas2Fuel, the Purchase Price shall be reduced by the amount of such Taxes actually paid by Plas2Fuel.

8. TRANSPORTATION AND INSURANCE CHARGES

8.1   **Transportation of Oil.** Plas2Fuel shall diligently pursue, secure and manage all necessary agreements and arrangements to fulfill its obligations hereunder and receive and transport the Oil from the Delivery Point.   Plas2Fuel shall be responsible for and process of all applicable transportation invoices on Plas2Fuel's side of the Delivery Point.

9. STORAGE

9.1   Producer shall at all times provide available onsite storage at the Plant for Oil, in an amount not less than two (2) days of the Producer's estimated Oil production..

10. PAYMENTS

10.1   **Purchase Price.** Plas2Fuel shall pay to Producer the Purchase Price for each Gallon of Oil Delivered under this Agreement as provided in Section 7.1 by direct wire transfer or electronic transfer to Producer's designated bank account.   The direct wire transfer or electronic transfer to Producer's designated bank account (*"Payment"*) shall be made no later than the 30th day following the date of Delivery, unless other payment arrangements are made in writing as between the Parties. At the time of each Payment, Plas2Fuel shall forward a statement to Producer setting forth the quantity of Oil sold and Commissions directly relating to such sale.

10.2   **Interest.** Subject to Section 12, if any Party to this Agreement fails to pay all or any portion of the amount owing by that Party when due, such unpaid amount will bear interest at a rate equal to one per cent (1%) per annum above the Prime Commercial Lending Rate as reported in the Wall Street Journal calculated daily from the date such amount is due hereunder until the date it is actually paid. Upon failure of a Party to pay the unpaid amount including interest thereon within ten (10) days after the due date set out in this Agreement, the Party to whom sums are due may upon giving seven (7) days' notice suspend in whole or in part its delivery or acceptance of Oil hereunder until such outstanding amount has been paid in full.

10.3   **Audits.** Any payment made pursuant to this Section 10 will not preclude a Party from subsequently auditing the accounts of the other on a once per year basis at the end of a calendar year or at any time upon the occurrence of a default by such other Party hereunder, as permitted in this Agreement.

11. DELIVERY, RISK OF LOSS AND INSURANCE

11.1   **Delivery and Risk of Loss.** Delivery occurs when the Oil is transferred to the transportation vehicle at the outlet flange of the Plant. Until Delivery occurs, Producer shall be deemed to be in control of and in possession of and shall have title to and risk of loss of Oil.

11.2   **Liability Allocation.** Plas2Fuel will have no responsibility, or liability with respect to the Oil until Delivery to Plas2Fuel as described in Section 11.1.

11.3   **Insurance.** Producer shall arrange and maintain insurance in compliance with the terms and conditions of **Schedule A** to the General Terms and Conditions to the Equipment Purchase and Installation Agreement and shall provide to the Seller a copy of the certificate(s) of insurance evidencing the existence of the required insurance.

12. FORCE MAJEURE

12.1   **Force Majeure.** A failure by either Party to perform due to causes beyond the control of and without the fault or negligence of such Party is deemed excusable during the period in which cause of failure continues. Such causes may include acts of God, acts of government, fire, flood, strike, war, terrorism, and freight embargo. Should Seller becomes aware of any actual or potential force majeure condition, Seller shall immediately notify Plas2Fuel of the condition and the estimated time required to rectify the condition.

13. LIMITATION OF LIABILITY

13.1   **Limitation of Liability.** In no event shall Plas2Fuel or Producer be liable to the other for any indirect, consequential, punitive or special damages, loss of business expectations, business interruptions or any damage to third parties arising in any way out of this Agreement or any breach thereof.

14. AUDIT RIGHTS

14.1   **Records.** Producer and Plas2Fuel will establish and maintain at all times, true and accurate books, records and accounts in accordance with generally accepted accounting principles applied consistently from year to year consistent with good industry practices, distinguishable from all other books and records, in respect of all transactions undertaken by such Party pursuant to this Agreement.

14.2   **Audit**

14.2.1   During normal business hours, each Party shall have the right to audit such books, records and accounts of the other Party in respect of all transactions undertaken pursuant to this Agreement once per year at the end of the calendar year or at any time upon the occurrence of a default by such other Party.

14.2.2   Subject to Section 14.2.1, through to the expiration of one (1) year following the expiration or termination of this Agreement, each Party shall have the right to have a third party auditor undertake an audit of any statement that the Party requesting the audit believes to be in error.

14.2.3   If any error is discovered in any statement rendered hereunder, such error will be adjusted within seven (7) days from the date of discovery, but no adjustment will be made for any error discovered more than one year after delivery and receipt of such statements.

14.2.4   If a material difference from a statement rendered under this Agreement by any Party is discovered by any audit, the Party which rendered such statement will pay the costs of such audit. If no such material difference appears, the Party requesting the audit of such statement will pay such costs.

15. NOTICES

15.1   Except as may otherwise be agreed upon in writing by the Parties, notices to either Party shall be in writing and effective: (a) three (3) business days after being mailed by certified mail with return receipt requested; (b) the same day when personally delivered to such Party; (c) one (1) business day after being sent by overnight delivery using a nationally recognized overnight courier service; (d) the same day when sent by facsimile transmission with confirmed receipt to the fax number; or (e) the same day when sent by email transmission with confirmed receipt to the email address. In each case, the



notice shall be sent or delivered to the address or fax number set forth in the General Terms and Conditions to the Equipment Purchase and Installation Agreement..

16. ADDITIONAL PROVISIONS

16.1   **Default**. Subject to Section 12, if either Party defaults in the performance of any term, covenant, or condition under this Agreement, the other Party may provide written notice to the defaulting Party stating the nature of the default. If such default is not remedied with thirty (30) days after receipt of such notice except in the case of payment defaults (which must be remedied within ten (10) days) the non-defaulting Party shall have the remedies available under applicable law, and may terminate this Agreement. This Section 16 shall not limit the ability of the Parties to terminate this Agreement pursuant to other provisions of this Agreement to the extent permitted by such provisions. Further, if a Party defaults in any material provision of this Agreement, unless and until such Party cures such default in accordance with this Agreement, such defaulting Party shall not be entitled to the benefits accorded it under this Agreement, and the non-defaulting Party's obligations shall be suspended, during the pendency of such material default.

16.2   **Non-Waiver of Future Default**. No waiver by either Party of any default by the other Party in the performance of any of the provisions of the Agreement will operate or be construed as a waiver of any other or future default or defaults, whether of a like or of a different character.

16.3   **Assignment**. Neither Party may assign this Agreement or any of its rights hereunder without the prior written consent of the other, which consent may not be unreasonably withheld or delayed, except that Producer may assign this Agreement or any of its rights hereunder to any affiliated entities which own or control, directly or indirectly, the Plant without the consent of Plas2Fuel provided that Producer provides written notice of such assignment to Plas2Fuel and such person assumes all of the obligations of Producer hereunder.

16.4   **Documents**. Each Party to this Agreement shall perform any and all acts and execute and deliver any and all documents as may be necessary and proper under the circumstances in order to accomplish the intents and purposes of this Agreement and to carry out its provisions.

16.5   **Time**. Time is of the essence with respect to the performance of each of the covenants and agreements herein set forth.

16.6   **Inurnment**. This Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

16.7   **Entire Agreement**. This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter contained herein and any and all previous agreements, written or oral, express or implied, between the Parties or on the behalf relating to the matters contained herein are hereby terminated and canceled.

16.8   **Modification**. There will be no modification of the term and provisions hereof except by the mutual agreement in writing signed by the Parties.

16.9   **Governing Law**. The Agreement will be interpreted, construed and enforced in accordance with the procedural, substantive and other laws of the State of Oregon without giving effect to principles and provisions thereof relating to conflict or choice of law even though one or more of the Parties is now or may do business in or become a resident of a different state.



16.10 **Severability**. If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other provision of this Agreement.

16.11 **Cumulative Remedies**. Unless otherwise specifically provided herein, the rights, powers, and remedies of each of the Parties provided herein are cumulative and the exercise of any right, power or remedy hereunder does not affect any other right power or remedy that may be available to either Party hereunder or otherwise at law or in equity.

16.12 **Good Faith Performance**. The Parties shall faithfully perform and discharge their respective obligations in the Agreement and endeavor in good faith to negotiate and settle all matters arising during the performance of this Agreement not specifically provided for.

16.13 **No Partnership**. This Agreement shall not create or be construed to create in any respect a partnership between the Parties.

16.14 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all Parties to this Agreement had signed the same document and all counterparts will be construed together and constitute one and the same instrument.

16.15 **Confidentiality**. During the term of this Agreement, the Parties may furnish to each other information of a confidential and proprietary nature in connection with the operation of the Plant. The Party furnishing the proprietary information shall have the exclusive right and interest in and to such proprietary information and the goodwill associated therewith. The Party receiving such information shall maintain its confidentiality.

IN WITNESS WHEREOF the Parties have executed this Agreement by their respective proper signing officers as of the date first above written.

PRODUCER:



(Signature)



GARY DeLAUrENTIS
(Printed Name)

Date: 12-12-09

PLAS2FUEL:



(Signature)



BRENT Bostwick
(Printed Name)

Date: 12/12/2009

Schedule B

OIL SPECIFICATIONS

Characteristics	Units	Test Method	Value
API Gravity	API	D-1298	40 - 50
Sulfur	Wt %	D-4294	0.08 – 0.12
Total Acid Number	mg KOH/gr	D-664	0.07 – 0.10
Karl Fisher Water	Wt %	E-203	0.5 – 1.0
Heavy Metals	ppm	AA	< 5.0
Pour Point	C	D-97	24 - 30
Delivery Temperature	C	Direct Read	>/= Pour point (D-97)

Schedule C

COMMISSION

Commission shall be calculated by multiplying the Brokerage commission percentage specified in the Purchase and Installation Agreement by the Net Oil Revenue as defined in the Plas2Fuel License Agreement.



Schedule D

QUANTITY

Determination of quantities of products delivered shall be by scale weight and gravity as determined in good faith by Buyer at Buyers facility. All quantities delivered shall be adjusted to net gallons at 60 deg F. in accordance with ASTM D-1250 Petroleum Measurement Tables, or latest revisions thereof. A barrel shall consist of 42 U.S. gallons and a U.S. Gallon shall contain 231 cubic inches.

